Exhibit 99.2

Directors’ Report on the State of
the Company’s Affairs for the
nine-month and three-month period
ended September 30, 2011

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

We respectfully present the Directors' Report on the state of affairs of Bezeq – The Israel Telecommunication Corp. Limited ("the Company") and the consolidated Group companies (the Company and the consolidated companies together are hereinafter referred to as “the Group"), for the nine-month period ended September 30, 2010 and for the three-month period then ended ("Quarter").

The Directors' Report contains a condensed review of its subject-matter, and it assumes that the Directors' Report at December 31, 2010 is also available to the reader.

Commencing April 25, 2010, the financial statements of Walla! Communications Ltd. ("Walla") are consolidated in the financial statements of the Group.

The Group reports on four main segments of operation in its financial statements:

1)	Domestic fixed-line communications

2)	Cellular communications

3)	International communications, internet and NEP services

4)	Multi-channel television

In addition, the Company has an "Others" segment in its financial statements, which consists mainly of Internet services and the operation of Internet portals (through Walla), and customer center services (through Bezeq On Line). The Others segment is not material at the Group level.

Profit for the reporting period amounted to NIS 1,540 million,1 compared with a profit of NIS 1,868 million in the corresponding period, a decrease of approximately 17.6%.

Profit for the reporting Quarter amounted to NIS 549 million, compared with NIS 588 million in the corresponding quarter, a decrease of 6.6%.

The Company's EBITDA (operating profit before depreciation and amortization) decreased from NIS 3,884 million in the corresponding period and NIS 1,329 million in the corresponding quarter, to NIS 3,584 million in the current period and NIS 1,301 million in the Quarter.

The results of the reporting period and the Quarter were affected by a large number of factors as described in the following pages, including expenses in respect of early retirement which were recorded  in the reporting period.

1	In this translation of the Directors' Report, all amounts should be understood by the reader to be rounded to the nearest million or thousand, as the case may be.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

1.	Remarks of the Board of Directors on the state of the corporation's affairs, the results of its operations, its equity, cash flows and other subjects

1.1	Financial condition

1.1.1	Assets

The Group's assets at September 30, 2011 amount to NIS 18.49 billion, compared with NIS 15.25 billion on September 30, 2010, of which NIS 5.96 billion (32%) are fixed assets compared with NIS 5.53 billion (36%) on September 30, 2010.

The increase in the Group's assets stems mainly from the Domestic Fixed-Line Communications segment, as described below.

In the Domestic Fixed-Line Communications segment, there was an increase of NIS 2.8 billion in total assets, without investment in associates, compared with September 30, 2010. The increase stemmed mainly from the investment of most of the proceeds from an issue of debentures in the current quarter in shekel trust funds and from a rise in fixed asset balances due to deployment of the NGN system and a rise in cash and intangible asset balances.

In the Cellular segment, assets increased from NIS 4.85 billion on September 30, 2010 to NIS 5.40 billion at September 30, 2011. The increase stemmed mainly from an increase in the customer balance due to an increase in revenue from sales of terminal equipment on instalments, which was partially offset by a decrease in property, plant and equipment, in intangible assets and in investment in financial assets held for trade.

In the International Communications, Internet and NEP services segment, total assets increased by NIS 175 million. Most of the increase occurred in property, plant and equipment balances following investment in laying the undersea cable.

1.1.2	Liabilities

The Group's debt to financial institutions and debentures-holders at September 30, 2011 amounted to NIS 9.61 billion, compared with NIS 5.73 billion on September 30, 2010. The increase in debt stemmed from the Domestic Fixed-Line Communications segment, due to an issue of debentures and receipt of bank loans (see Note 12 to the financial statements). The increase was slightly moderated by repayment of debentures and loans in the segment and in the Cellular segment.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

1.2	Results of operations

1.2.1	Principal results

Below are condensed data from the consolidated statements of income.

	For the nine-month period ended				For the three-month period ended
	September 30				September 30
	2011	2010	Increase	Change	2011	2010	Increase	Change
	NIS millions	NIS millions	(Decrease)%		NIS millions	NIS millions	(Decrease)%
Continuing operations
Revenues	8,723	8,929	(206)	(2)%	2,917	3,033	(116)	(4)%
Costs and expenses	6,179	6,086	93	2%	1,973	2,054	(81)	(4)%
Operating profit	2,544	2,843	(299)	(11)%	944	979	(35)	(4)%
Finance expenses, net	168	87	81	93%	86	74	12	16%
Profit after finance expenses, net	2,376	2,756	(380)	(14)%	858	905	(47)	(5)%
Share in losses of affiliates	203	180	23	13%	66	71	(5)	(7)%
Profit before income tax	2,173	2,576	(403)	(16)%	792	834	(42)	(5)%
Income tax	633	708	(75)	(11)%	243	246	(3)	(1)%
Profit for the period	1,540	1,868	(328)	(18)%	549	588	(39)	(7)%

Attributed to:
Company owners	1,542	1,868	(326)	(17)%	550	588	(38)	(6)%
Non-controlling interest	(2)	-	(2)	-	(1)	-	(1)	-
Profit for the period	1,540	1,868	(328)	(18)%	549	588	(39)	(7)%

Earnings per share
Base earnings per share (NIS)	0.57	0.70	(0.13)	(19)%	0.2	0.22	(0.02)	(9)%
Diluted earnings per share (NIS)	0.57	0.69	(0.12)	(17)%	0.2	0.22	(0.02)	(9)%

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

The Group's revenues in the reporting period amounted to NIS 8.723 million, compared with NIS 8,929 million in the corresponding period, a decrease of 2.3%.

The Group's revenues in the Quarter amounted to NIS 2,917 million, compared with NIS 3,033 million in the corresponding quarter, a decrease of 3.8%.

Most of the decrease in the Group's revenues stemmed from the decrease in revenues from interconnect fees as a result of a 70% reduction in the tariff compared with the corresponding period, in the Cellular and Domestic Fixed-Line segments. The decrease was moderated mainly by a rise in revenues from sales of terminal equipment in the Cellular segment.

The Group's depreciation and amortization expenses in the reporting period amounted to NIS 1,040 million, and remained stable compared with the corresponding period.

Depreciation and amortization expenses in the Quarter amounted to NIS 357 million compared with NIS 350 million in the corresponding quarter, an increase of 2%.

The salary expense of the Group in the reporting period amounted to NIS 1,612 million, compared with NIS 1,486 million in the corresponding period, an increase of 8.5%.

The salary expense in the Quarter amounted to NIS 540 million compared with NIS 492 million in the corresponding quarter, an increase of 9.8%.

The increase in the salary expense stemmed mainly from the Domestic Fixed-Line segment, due primarily to an increase in share-based payments, and also to the consolidation of Walla during the second quarter of 2010.

Operating and general expenses of the Group in the reporting period amounted to NIS 3,445 million, compared with NIS 3,713 million in the corresponding period, a decrease of 7.2%.

Operating and general expenses in the Quarter amounted to NIS 1,182 million compared with NIS 1,271 million in the corresponding quarter, a decrease of 7%.

The decrease in operating and general expenses stemmed from the Domestic Fixed-Line segment and the Cellular segment, mainly due to the decrease in interconnect fee expenses following their reduction as noted above. The decrease was moderated by an increase in the cost of selling terminal equipment in the Cellular segment.

The Group's expenses, net, for other operations in the reporting period amounted to NIS 82 million, compared with NIS 154 million in the corresponding period. The changes stems from recording expenses of NIS 281.5 million in respect of early retirement in the Domestic Fixed-Line segment in the first quarter of 2011 (see Note 12.1 to the financial statements).

In the Quarter, the Group had revenues, net from other operations amounting to NIS 106 million, compared with revenues of NIS 59 million in the corresponding quarter, an increase of 79.7%. The increase in revenue stemmed from the Domestic Fixed-Line segment.

The net finance expenses of the Group in the reporting period amounted to NIS 168 million, compared with NIS 87 million in the corresponding period, an increase of 93.1%.

Net finance expenses in the Quarter amounted to NIS 86 million compared with NIS 74 million in the corresponding quarter, an increase of 16.2%.

The increase in net finance expenses stemmed mainly from the Domestic Fixed-Line segment, and was partially offset by the transition from finance expenses to finance income in the Cellular segment.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

1.2.2	Segments of operation

A.	Below are operational data for the Group's segments of operation.

	For the nine-month period ended				For the three-month period ended
	September 30				September 30
	2011		2010		2011		2010
	NIS millions	% of total income	NIS millions	% of total income	NIS millions	% of total income	NIS millions	% of total income
Revenues by segment of operation
Domestic Fixed-Line Communications	3,534	40.5%	3,934	44.1%	1,186	40.7%	1,323	43.6%
Cellular	4,309	49.4%	4,264	47.8%	1,421	48.7%	1,442	47.5%
International Communications, Internet and NEP Services	1,012	11.6%	1,030	11.5%	351	12.0%	347	11.4%
Multi-Channel TV	1,215	13.9%	1,183	13.2%	405	13.9%	396	13.1%
Others and setoffs*	(1,347)	(15.4)%	(1,482)	(16.6%)	(446)	(15.3)%	(475)	(15.6)%
Total	8,723	100%	8,929	100%	2,917	100%	3,033	100%

	For the nine-month period ended				For the three-month period ended
	September 30				September 30
	2011		2010		2011		2010
	NIS millions	% of total income	NIS millions	% of total income	NIS millions	% of total income	NIS millions	% of total income
Operating profit by segment of operation
Domestic Fixed-Line Communications	1,274	36.1%	1,549	39.4%	546	46.0%	556	42.0%
Cellular	1,098	25.5%	1,040	24.4%	342	24.1%	356	24.7%
International communications, Internet and NEP Services	182	18.0%	255	24.8%	61	17.4%	70	20.2%
Multi-Channel TV	190	15.6%	138	11.7%	63	15.6%	72	18.2%
Others and setoffs*	(200)	-	(139)	-	(68)	-	(75)	-
Consolidated operating profit / % of Group's revenues	2,544	29.2%	2,843	31.8%	944	32.4%	979	32.3%

* Setoffs are mainly in respect of a segment that is an affiliated company.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

B.	Domestic fixed-line communications segment

Revenues

Segment revenues in the reporting period amounted to NIS 3,534 million compared with NIS 3,934 million in the corresponding period, a decrease of 10.2%.

Segment revenues in the Quarter amounted to NIS 1,186 million compared with NIS 1,323 million in the corresponding quarter, a decrease of 10.4%.

The decrease in the segment's revenues stemmed primarily from a decrease in revenues from fees for interconnection with the cellular networks (with a corresponding decrease in expenses as described below), following the reduction in the fees commencing January 1, 2011. Review of the impact of the change in the interconnect fees on the Company's income, reveals that the lower tariffs deducted NIS 400 million from the segment's revenues in the reporting period and NIS 138 million in the Quarter.2

Conversely, there was a rise in revenues from high-speed Internet, mainly due to increased ARPU from surfing speed upgrades, and a rise in sales of home networks and in the number of Internet subscribers. There is also a rise in revenues from data communications. In the reporting period and Quarter, the rise in revenues compared with the corresponding period and quarter was offset mainly by a decrease in revenues from telephony as a result of a decline in traffic and in the number of lines, as well as erosion of revenue per telephone line.

Costs and expenses

Depreciation and amortization expenses in the reporting period amounted to NIS 513 million and remained stable compared with the corresponding period.

Depreciation and amortization expenses in the Quarter amounted to NIS 180 million compared with NIS 171 million in the corresponding quarter, an increase of 5.3%.

The increase in depreciation and amortization expenses, which stems from investments in the NGN project, was offset by the end of depreciation of property, plant and equipment.

The salary expense in the reporting period amounted to NIS 859 million compared with NIS 783 million in the corresponding period, an increase of 9.7%.

The salary expense in the Quarter amounted to NIS 284 million compared with NIS 256 million in the corresponding quarter, an increase of 10.9%.

The increase in the salary expense stems mainly from an increase of NIS 119 million in share-based payments in the period and NIS 39 million in the Quarter, and from a rise in salaries. The increase was partially offset by an increase in salary attributed to investments and a decrease in the number of employees.

Operating and general expenses in the period amounted to NIS 806 million compared with NIS 1,187 million in the corresponding period, a decrease of 32%.

Operating and general expenses in the Quarter amounted to NIS 282 million compared with NIS 399 million in the corresponding quarter, a decrease of 29%.

The decrease in these expenses stemmed from a decrease in fees for interconnection with the cellular networks and corresponded to a decrease of similar amount in revenues from interconnect fees, due to the reduction in tariffs noted above.

Expenses, net, for other operations in the reporting period amounted to NIS 82 million compared with income of NIS 97 million in the corresponding period.

2
In view of the reduction in interconnect fees commencing January 1, 2011 and for comparison purposes, revenues in the corresponding period and quarter were calculated at the reduced interconnect tariffs.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

The transition from income to expenses stems from recording an expense provision of NIS 281.5 million in respect of early retirement severance (see Note 12.1 to the financial statements). In contrast, there is an increase in capital gains from the sale of copper cables and real estate properties (see Note 12.6 to the financial statements).

Income, net, from other operations in the Quarter amounted to NIS 106 million, compared with income of NIS 59 million in the corresponding quarter. The rise in income stems mainly from an increase in capital gains from the sale of copper cables and from an expense provision in respect of early retirement severance recorded in the corresponding quarter.

Profitability

Operating profit in the segment in the reporting period amounted to NIS 1,274 million compared with NIS 1,549 million in the corresponding period, a decrease of 17.8%.

Operating profit in the Quarter amounted to NIS 546 million compared with NIS 556 million in the corresponding quarter, a decrease of 1.8%.

The decrease in operating profit stems from the changes described above in the income and expense items in the reporting period, mainly the provision in respect of early retirement severance.

Finance expenses, net

Net finance expenses in the reporting period amounted to NIS 187 million compared with NIS 58 million in the corresponding period.

Net finance expenses in the Quarter amounted to NIS 88 million compared with NIS 30 million in the corresponding quarter.

The increase in net finance expenses stemmed primarily from an increase in borrowings at fixed and variable shekel interest, from finance expenses in respect of revaluation of the liability for the distribution of a dividend that does not pass the profit test, from a rise in interest expenses in respect of debentures and in the reporting period also a related rise in linkage expenses due to a rise in the known index to which they are linked, at a higher rate than in the corresponding period. The increase in finance expenses was moderated mainly by a rise in finance income in the reporting period from shareholder loans to DBS, and by gains from investment in financial funds in the Quarter.

C.	Cellular segment

Revenues

Revenues in the reporting period amounted to NIS 4,309 million compared with NIS 4,264 million in the corresponding period, an increase of 1%.

Revenues in the Quarter amounted to NIS 1,421 million compared with NIS 1,442 million in the corresponding quarter, a decrease of 1.5%.

Segment revenues from services (including value added services) in the reporting period amounted to NIS 2,788 million compared with NIS 3,405 million in the corresponding period, a decrease of 18.1%.

Segment revenues from services in the Quarter amounted to NIS 914 million compared with NIS 1,159 million in the corresponding quarter, a decrease of 21.1%.

The decrease in revenues from services stemmed primarily from the reduction of interconnect fees, which reduced revenues by NIS 595 million in the period and by NIS 204 million in the Quarter. In addition, it is noted that in the past few months competition has intensified among the cellular companies, which has led to erosion of tariffs both for new customers and for existing customers, as part of the efforts to retain them. This is reflected also in a decline in ARPU.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

Segment revenues from sales of terminal equipment in the reporting period amounted to NIS 1,521 million compared with NIS 859 million in the corresponding period, an increase of 77.1%.

Segment revenues from sales of terminal equipment in the Quarter amounted to NIS 507 million compared with NIS 283 million in the corresponding quarter, an increase of 79.2%.

The increase in revenues from the sale of terminal equipment stemmed mainly from a rise in the selling prices of the terminal equipment and a rise in the number of sales and upgrades, following increased sales of smartphones.

Costs and expenses

Depreciation and amortization expense in the reporting period amounted to NIS 421 million compared with NIS 447 million in the corresponding period, a decrease of 5.8%.

Depreciation and amortization expense in the Quarter amounted to NIS 139 million compared with NIS 149 million in the corresponding quarter, a decrease of 6.7%.

The decrease in depreciation and amortization expenses stems from items of property, plant and equipment for which the depreciation period ended, mainly the CDMA network, and was partially offset by an increase in depreciation in respect of new items of property, plant and equipment.

The salary expense in the reporting period amounted to NIS 452 million compared with NIS 443 million in the corresponding period, an increase of 2.0%.

The salary expense in the Quarter amounted to NIS 153 million compared with NIS 143 million in the corresponding quarter, an increase of 7.0%.

The increase in the salary expense stems mainly from a decrease in salary attributed to investments, a rise in salary and incentives as a result of a rise in the minimum wage, and a rise in the number of positions.

Operating and general expenses in the reporting period amounted to NIS 2,338 million compared with NIS 2,334 million in the corresponding period, an increase of 0.2%.

Operating and general expenses in the Quarter amounted to NIS 787 million compared with NIS 794 million in the corresponding quarter, a decrease of 0.9%.

The change in operating and general expenses stems primarily from an increase in the cost of selling terminal equipment due mainly to an increase in the quantity and cost of the handsets sold and upgraded following increased sales of smartphones, and on the other hand, a decrease in the costs of the services due to the decrease in call completion costs which stems from the reduction of interconnect fees.

The reduction of interconnect fees reduced operating and general expenses by NIS 467 million in the period and by NIS 162 million in the Quarter.

Profitability

Operating profit in the reporting period amounted to NIS 1,098 million compared with NIS 1,040 million in the corresponding period, an increase of 5.6%.

Operating profit in the Quarter amounted to NIS 342 million compared with NIS 356 million in the corresponding quarter, a decrease of 3.9%.

The change in operating profit stems from the reasons noted above.

Finance income, net

Net finance income in the reporting period amounted to NIS 23 million compared with net finance expenses of NIS 23 million in the corresponding period.

Net finance income in the Quarter amounted to NIS 4 million compared with net finance expenses of NIS 38 million in the corresponding quarter.

The increase in net finance income stems primarily from payment of interest and linkage in respect of a royalties claim in the corresponding period.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

D.	International communications, internet and NEP

Revenues

Revenues in the segment in the reporting period amounted to NIS 1,012 million compared with NIS 1,030 million in the corresponding period, a decrease of 1.7%.

The decrease in revenues in the reporting period stems from a decrease in the number of outgoing and incoming minutes, a market-wide phenomenon, as well as a decrease in call transfer activity among communications carriers around the world and in the sale of private exchanges (PBX). Conversely, revenues from Internet increased as a result of an increase in the number of customers and growth in integration operations (IT and communications solutions for businesses).

Revenues in the segment in the Quarter amounted to NIS 351 million compared with NIS 347 million in the corresponding quarter, an increase of 1.2%.

The increase in income in the Quarter stemmed from a rise in the number of outgoing minutes, an increase in revenues from Internet as a result of an increase in the number of customers and growth in integration operations, offset by a decrease in call transfer activity among communications carriers around the world and in sales of private exchanges (PBX).

Costs and expenses

Depreciation and amortization expenses in the reporting period amounted to NIS 79 million, compared with NIS 70 million in the corresponding period, an increase of 12.9%.

Depreciation and amortization expenses in the Quarter amounted to NIS 28 million, compared with NIS 23 million in the corresponding period, an increase of 21.7%.

The increase in depreciation and amortization expenses stems mainly from an increase in property, plant and equipment and intangible assets.

The salary expense in the reporting period amounted to NIS 195 million compared with NIS 187 million in the corresponding period, an increase of 4%.

The salary expense in the Quarter amounted to NIS 65 million compared with NIS 61 million in the corresponding quarter, an increase of 7%.

Most of the increase in the salary expense is in respect of an increase in outsourcing workers together with an increase in revenues from integration activities.

Operating and general expenses in the reporting period amounted to NIS 566 million, compared with NIS 581 million in the corresponding period, a decrease of 4.3%.

The decrease in these expenses stems from the reasons for the decrease in the segment's income.

Operating and general expenses in the Quarter amounted to NIS 197 million, similar to the corresponding quarter.

Revenues from other operations, net, in the corresponding period last year include recording of a profit of NIS 57.4 million from revaluation of holdings in Walla after assuming control of that company.

Profitability

Operating profit in the segment in the reporting period amounted to NIS 182 million compared with NIS 255 million in the corresponding period, a decrease of 28.6%.

Operating profit in the segment in the Quarter amounted to NIS 61 million compared with NIS 70 million in the corresponding quarter, a decrease of 12.9%.

The decrease in operating profit in the reporting period stems from the changes described above in the revenues and expenses analysis,  as well as recording a profit of NIS 57.4 million in the corresponding period as a result of a revaluation of segment's holdings in Walla.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

E.	Multi-channel television (stated by the equity method)

Revenues

Revenues in the segment in the reporting period amounted to NIS 1,215 million compared with NIS 1,183 million in the corresponding period, an increase of 2.7%.

Revenues in the segment in the Quarter amounted to NIS 405 million compared with NIS 396 million in the corresponding period, an increase of 2.3%.

Most of the increase stems from a rise in revenues from consumption of advanced services and from an increase in the number of the segment's customers and in average monthly revenue per subscriber.

Costs and expenses

Cost of sales in the reporting period amounted to NIS 809 million compared with NIS 842 million in the corresponding period, a decrease of 3.9%.

Most of the decrease stems from a one-time provision for AKUM in respect of copyright, made in the corresponding period.

Cost of sales in the Quarter amounted to NIS 268 million compared with NIS 259 million in the corresponding period, an increase of 3.5%.

Selling, marketing, administrative and general expenses in the reporting period amounted to NIS 216 million, compared with NIS 203 million in the corresponding period, an increase of 6.4%.

Selling, marketing, administrative and general expenses in the Quarter amounted to NIS 74 million, compared with NIS 65 million in the corresponding period, an increase of 13.8%. Most of the increase stems from a rise in depreciation expenses.

Profitability

Operating profit in the reporting period amounted to NIS 190 million compared with 138 million in the corresponding period, an increase of 37.7%.

Operating profit in the Quarter amounted to NIS 63 million compared with 72 million in the corresponding period, a decrease of 12.5%.

The change in operating profit stems from the changes described above in the income and expense items, and primarily from a material provision for AKUM made in the corresponding period.

1.2.3	Income tax

The Group' tax expense in the reporting period amounted to NIS 633 million, which is 29.1% of pre-tax profit, compared with NIS 708 million and 27.5% of pre-tax profit in the corresponding period.

The Group' tax expense in the Quarter amounted to NIS 243 million, which is 30.7% of pre-tax profit, compared with NIS 246 million and 29.5% of pre-tax profit in the corresponding quarter.

The rise in the percentage of tax out of pre-tax profit stems mainly from expenses that are not recognised for tax purposes (primarily share-based payments and finance expenses in respect of revaluation of the liability for a distribution that does not pass the profit test), and from timing differences in the recognition of expenses for tax purposes (primarily early retirement), which will be recognised when tax levels are lower than the current rate.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

1.3	Equity

Equity attributed to the owners of the Company at September 30, 2011 amounted to NIS 2.05 billion, which is 11.1% of the total balance sheet, compared with NIS 4.71 billion and 30.9% of the total balance sheet on September 30, 2010.  The decrease in equity stems from the distribution of a dividend of NIS 2.16 billion and from distribution of a dividend of NIS 3 billion that does not pass the profit test in the reporting period, which is stated at its present value of NIS 2.81 billion (see Note 6.5 to the financial statements). The decrease was partially offset by the Group's profit in the Quarter, which has not yet been distributed.

1.4	Cash flow

Consolidated cash flow from operating activities in the reporting period amounted to NIS 2,327 million, compared with NIS 2,948 million in the corresponding period, a decrease of NIS 621 million.

Consolidated cash flow from operating activities in the Quarter amounted to NIS 882 million, compared with NIS 1,166 million in the corresponding quarter, a decrease of NIS 284 million.

Most of the decrease stems from the Cellular segment due to changes in working capital, primarily the increase in sales of terminal equipment in 36 installments.

Cash flow from operating activities is one of the sources for financing the Group's investments. In the reporting period these included NIS 1,190 million in the development of communications infrastructure compared with NIS 907 million in the corresponding period, and NIS 244 million in intangible assets and deferred expenses in the current period compared with NIS 234 million in the corresponding period.

In addition, in the Domestic Fixed-Line segment, NIS 1,998 million net out of proceeds from an issue of debentures in the Quarter was invested in shekel trust funds, and the same segment received the consideration of NIS 303 million from sales of property, plant and equipment in the reporting period, compared with NIS 89 million in the corresponding period.

In the reporting period, the Group repaid net debts and paid interest amounting to NIS 1,690 million, of which NIS 825 million of debentures, NIS 633 million of loans and NIS 232 million of interest payments, compared with net debt repayment and interest payments of NIS 1,312 million in the corresponding period. Conversely, in the Domestic Fixed-Line segment, NIS 3.09 billion of debentures were issued, of which NIS 2.69 billion in the Quarter. In addition, bank loans of NIS 2.2 billion were taken in the reporting period, compared with NIS 2.6 billion in the corresponding period (see Note 12 to the financial statements).

In addition to the above, a dividend of NIS 1.66 billion was paid in the reporting period, compared with NIS 2.45 billion in the corresponding period.

The average of long-term liabilities (including current maturities) to financial institutions and debenture-holders in the reporting period was NIS 6,763 million.

Average supplier credit in the reporting period was NIS 1,009 million, and average short-term customer credit was NIS 2,832 million. Average long-term customer credit was NIS 1,247 million.

The Group's working capital surplus at September 30, 2011 amounted to NIS 1,336 million, compared with a working capital deficit of NIS 675 million on September 30, 2010. The Company's working capital surplus at September 30, 2011 was NIS 140 million, compared with a working capital deficit of NIS 1,759 million on September 30, 2010. The transition from deficit to surplus working capital in the Company stems from an increase in its current assets, due mainly to increased investment in financial funds, and in cash balances. The surplus in working capital is moderated by an increase in the current liabilities of the Company, primarily due to an increase in the balance of dividend payable.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

2.	Remarks of the Board of Directors on the exposure to and management of market risks

2.1
The fair value of the asset surplus exposed to changes in fixed nominal shekel interest decreased by NIS 4,771 million over the liability surplus, as a result of a distribution that does not pass the profit test and which is stated in the financial statements at current value, raising debt in May 2011, of which NIS 900 million at fixed interest, and the issue of debentures series 8.

The fair value of the liability surplus exposed to changes in real shekel interest and the liability surplus exposed to changes in the CPI, increased by NIS 984 million as a result of the issue of debentures series 6 at fixed interest.

The Company's investment balance of NIS 2.02 billion in shekel financial trust funds at September 30, 2011 brings exposure to changes in the prices of negotiable securities (see Note 12.4 to the financial statements).

Other than the above changes, the sensitivity analyses of the fair value and the effect of the change in market prices on the fair value of the balances in and off the balance sheet, for which there is strong engagement at September 30, 2011, do not differ materially from the report at December 31, 2010.

2.2
The linkage base report at September 30, 2011 does not differ materially from the report of December 31, 2010, except for an increase of about NIS 4 billion in unlinked assets and an increase of NIS 7.2 billion in unlinked liabilities. Most of this increase is the result of an issue of debentures and receipt of loans not linked to the CPI and in respect of which receipts were invested in financial funds or in cash balances, and is additional to an increase in liabilities in respect of the distribution that does not pass the profit test, which is not linked to the CPI.

3.	Aspects of corporate governance

3.1	Disclosure on the proceeding for approving the Company's financial statements

3.1.1	The committee

The Company's Financial Statements Review Committee is a separate committee that does not serve also as the Audit Committee (each committee has its own chairman). It is noted that members of the Audit Committee are also members of the Financial Statements Review Committee (Mordechai Keret – external director, Itzchak Idelman – external director, Dr. Yehoshua Rosenzweig – independent director, and Eldad Ben-Moshe – independent director).

3.1.2	The members of the committee

The committee has four members: Itzchak Idelman, Chairman (external director), Mordechai Keret (external director), Eldad Ben-Moshe (independent director), and Dr. Yehoshua Rosenzweig (independent director). All four have accounting and financial expertise. All the members of the committee provided a statement prior to their appointment. For additional details about the directors who comprise the committee, see Chapter D of the Company's 2010 Periodic Report.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

3.1.3	Procedure for approval of the financial statements

A.
The Financial Statements Review Committee discussed the financial statements at its meetings on November 1, 2011 and on November 6, 2011, and submitted its recommendations to the Board of Directors of the Company.

B.	All the members of the committee participated in the above meetings.

C.
In addition to the members of the committee, the meeting on November 1, 2011 was attended by the Chairman of the Board, the CFO and Deputy CEO, the VP of Economics, the Company's comptroller, the internal auditor, the General Counsel, Rami Nomkin – director, the external auditors, and other office-holders in the Company. The meeting on November 6, 2011 was attended, in addition to the committee members, by the Chairman of the Board, the CEO of the Company, the CFO and Deputy CEO, the comptroller, the internal auditor, Rami Nomkin – director, the Company Secretary, the General Counsel, the external auditors, and other office-holders in the Company.

D.
Among other things, the committee reviewed the assessments and estimates made in connection with the financial statements, internal controls relating to financial reporting, the integrity and propriety of the disclosure in the financial statements, and the accounting policies adopted in the material affairs of the corporation.

E.
At its meeting on May 5, 2011, the committee adopted a resolution on the identity of the regular attendees of its meetings. The committee also decided that at the end of each quarterly meeting for approval of the financial statements, there would be a discussion among the members of the committee, the internal auditor and the external auditors only.

F.	The committee's recommendations were submitted in writing to the Board of Directors of the Company on November 6, 2011.

G.	The Board of Directors discussed the recommendations of the Financial Statements Review Committee and the financial statements themselves, on November 9, 2011.

H.
The Board of Directors believes that the recommendations of the Financial Statements Review Committee were submitted a reasonable time (about three business days) before the Board of Directors meeting, even taking into account the scope and complexity of the recommendations.

I.
The Board of Directors of the Company accepted the recommendations of the Financial Statements Review Committee and resolved to approve the financial statements of the Company for the third quarter of 2011.

3.2
Commencing 2011, the Company ceased to apply the provisions of the Securities (Periodic and immediate reports) (Amendment) Regulations, 2009, in the matter of internal control, and instead it applies the provisions of the Sarbanes-Oxley Act of 2002 (SOX), as a significant subsidiary of a company that is traded in the U.S.

3.3	Details of internal auditing in the material investees of the Company

During the period, the internal auditor of Pelephone Communications Ltd., Mr. Shlomi Drori, tendered his resignation. His term of office will end on November 30, 2011.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

4.	Disclosure concerning the financial reporting of the corporation

4.1	Critical accounting estimates

Preparation of the financial statements in accordance with IFRSs requires management to make assessments and estimates that affect the reported values of assets, liabilities, income and expenses, as well as disclosure in connection with contingent assets and liabilities. Management bases these assessments and estimates on past experience and on valuations, expert opinions and other factors which it believes are relevant in the circumstances. Actual results might differ from these assessments with different assumptions or conditions. The financial statements provide information about primary topics of uncertainty in critical estimates and judgments in the application of the accounting policy.

We believe these assessments and estimates to be critical since any change in them and in the assumptions could potentially and materially affect the financial statements.

4.2	Details of a material valuation in accordance with Article 8B of the Securities (Periodic and immediate reports) Regulations, 1970

In the reporting period, the Company recorded expenses of NIS 124 million in respect of its 2010 employee stock options plan as described in Note 27C to the 2010 financial statements. The recording of the expenses is based on the following valuation:

Identification of assessment topic	Assessment of fair value of options granted by the Company to its employees and to two employee-directors on January 11, 2011 and January 25, 2011, respectively.
Timing of assessment	Valuation of options at the grant dates: January 11, 2011 and January 25, 2011.
Value of assessment topic prior to assessment date	Not relevant.
Value of assessment topic determined in the assessment	NIS 284,675 (without forfeiture prior to vesting).
Identification and characteristics of assessor
Ernst & Young (Israel) Ltd. The work was done by a team led by Einat Sperling, partner, manager of Valuation and Business Modeling.

Einat is a partner in the Economics department and manages Valuation and Business Modeling. She has worked at E&Y for about 11 years in the Economics department and has about 13 years' experience in this area. Einat has prepared valuations and built business models for E&Y clients in Israel and abroad, as well as advising on reorganization and other financial advice. In recent years Einat has led projects of valuation for business purposes, for tax purposes and for accounting purposes, among them – examination of impairment of value, allocation of surplus purchase cost, and valuation of employee stock options according to IFRSs and US GAAP. Einat has been involved in transactions and valuations involving millions of dollars in various areas (technologies, retail, food and beverages, industrial pharma manufacturing, banking, communications, real estate and others).

Einat has a B.A. in Economics and management from the Technion – Israel Institute of Technology, Haifa, and an MBA with a major in finance, accounting, strategy and development from the Recanati School of Business Administration at Tel Aviv University. Einat is also a certified CPS (Isr.).

The assessor has no personal interest in or dependence on the Company.

The Company undertook to compensate Ernst & Young in respect of third party claims in connection with providing the services listed below.

Assessment model	Black-Scholes-Merton model.
Assumptions on which the assessor made the valuation	•	The Company's share price on the date of grant to the employees and employee-directors – NIS 10.45 and NIS 10.62 respectively.
	•	Exercise price – NIS 7.457 per share.
	•	Dividend return – The exercise price adjusted to dividend distribution at the gross amount and therefore the dividend rate taken for the purpose of the calculation is 0%.
	•	Expected lifespan of the options – between 2.5 and 4 years, depending on the vesting terms.
	•	Risk-free interest rate – between 3.17% and 3.86%, depending on the expected lifespan of the options.
	•	Expected volatility – between 25.93% and 26.26%, depending on the expected lifespan of the options.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

4.3
Given the significance of the claims filed against the Group, which cannot yet be assessed or in respect of which the exposure cannot yet be calculated, the auditors drew attention to them in their opinion on the financial statements.

5.	Details of series of liability certificates

5.1	Debentures Series 4 – on June 1, 2011, NIS 300,000,000 par value was repaid. This series has been repaid in full.

5.2	Debentures Series 5 – Updated data at September 30, 2011:

Debentures Series 5
A	Par value	NIS 1,989,139,167 (1) (2)
B	Par value revalued to the report date (linked to the CPI)	NIS 2,389,541,780 (3)
C	Accrued interest	NIS 42,215,239
D	Fair value	NIS 2,617,508,229
E	Stock exchange value	NIS 2,617,508,229

(1)	On November 6, 201, NIS 397,827,833 par value was repaid.
(2)	Of which, NIS 773.4 million par value is held by a wholly-owned subsidiary.
(3)	Of which, NIS 881 million is held by a wholly-owned subsidiary.

On June 16, 2011, the Company received notice from Mizrachi Tefahot Trust Fund Ltd, ("Mizrachi Tefahot") that in accordance with the provisions of Sections 35E(2) and 35N(a)(3) of the Securities Law, 1968, its tenure as trustee for the Company's Debentures (Series 5) had expired for reasons of possible conflict of interests, in that credit had been provided for the Company and/or its controlling shareholder by Mizrachi Tefahot Bank Ltd., a parent of Mizrachi Tefahot. The Company is seeking another trustee, and until a new one is appointed, Mizrachi Tefahot is continuing to fulfill that role.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

5.3
On July 3, 2011 the Company issued debentures from series 6, 7 and 8, as shown below, based on a self offering report dated June 29, 2011 which was published by virtue of the shelf prospectus. Below are details of those debentures:

		Debentures Series 6	Debentures Series 7	Debentures Series 8
A	Issue date	July 3, 2011	July 3, 2011	July 3, 2011
B	Total par value on issue date	NIS 958,088,000	NIS 424,955,000	NIS 1,329,363,000
C	Its par value	NIS 958,088,000	NIS 424,955,000	NIS 1,329,363,000
D	Par value revalued to the report date (linked to the CPI)	NIS 963, 636,772	NIS 424,955,000	NIS 1,329,363,000
E	Accrued interest	NIS 8,773,7271	NIS 1,510,591	NIS 18,645,128
F	Fair value	NIS 983,956,376	NIS 412, 206,350	NIS 1,404,472,210
G	Stock exchange value	NIS 983,956,376	NIS 412, 206,350	NIS 1,404,472,210
H	Type of interest	Fixed, at 3.7%	Variable – short-term loan for one year plus margin not exceeding 1.4%	Fixed, at 5.7%
I	Principal repayment dates	December 1st of each of the years 2018-2022	December 1st of each of the years 2018-2022	June 1st of each of the years 2015-2017
J	Interest payment dates	June 1st and December 1st of each year, from December 1, 2011 to December 1, 2022	March 1st, June 1st, September 1st and December 1st of each year from September 1, 2011 to December 1, 2022	June 1st and December 1st of each year, from December 1, 2011 to June 1, 2017
K	Linkage	Principal and interest linked to the CPI (base index: May 2011)	Unlinked	Unlinked
L	Corporations' right to early redemption	None	None	None
M	Ratio of liability to Company's total liabilities	Material	Not material	Material

Series 6 and 7

Trustee – Reznick Paz Nevo Trusts Ltd.
Contacts in trust company – CPA Yossi Reznick and Adv. Liat Bachar-Segal
E-mail: trust@rpn.co.il. Tel: 03-6393311. Fax: 03-6393316
Address: 14 Yad Harutzim Street, Tel Aviv

Series 8

Trustee – Strauss Lazar Trust Co. (1992) Ltd. Ltd.
Contact in trust company – CPA Uri Lazar
E-mail: slcpa@slcpa.co.il. Tel: 03-6237777. Fax: 03-5613824
Address: 17 Yitzchak Sadeh Street, Tel Aviv

With reference to the above debentures, the Company undertook not to create additional liens on its assets unless it simultaneously creates a lien in favor of the debentures-holders (negative pledge) on identical terms to the terms of the negative pledge given in favor of banks and subject to exceptions defined in it, as described in Note 14C(1) to the financial statements at December 31, 2010.

Directors' Report on the state of the corporation's affairs for the periods ended September 30, 2011

5.4
On April 3, 2011, the Company received notice from Midroog Ltd. rating company, which rates the debentures issued by the Company (series 4 and 5), of removal of the debentures from the Watch List, while leaving their rating unchanged (Aa1) with negative outlook, following the capital decrease outline and distribution of a special dividend of NIS 3 billion decided upon by the Company and approved by the District Court.

On June 29, 2011, Midroog announced a rating of Aa1 with negative outlook for the debentures (series 6-8) of up to NIS 3 billion issued by the Company, and the same rating for the Company's debentures in circulation.

On June 29, 2011, S&P Maalot announced that it has set a rating of ilAA+ for the Company's new debentures (series 6-8) of up to NIS 3 billion.

The latest rating reports are attached to this Directors' Report.

6.	Miscellaneous

For information about the liabilities of the reporting corporation and the consolidated and proportionately consolidated companies in its financial statements at September 30, 2011, see the reporting form uploaded by the Company to Magna on November 9, 2011.

We thank the managers, employees and shareholders of the Group’s companies.

/s/Shaul Elovitch	/s/Avraham Gabbay
Shaul Elovitch Chairman of the Board	Avraham Gabbay CEO

Date of signature: November 9, 2011